UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 29, 2024

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

29 May 2024

Update on BHP’s offer for Anglo American

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION

THIS ANNOUNCEMENT IS AN ANNOUNCEMENT UNDER RULE 2.4 OF THE UK CITY CODE ON TAKEOVERS AND MERGERS (THE UK CODE) AND IS NOT AN ANNOUNCEMENT OF A FIRM INTENTION TO MAKE AN OFFER UNDER RULE 2.7 OF THE CODE AND THERE CAN BE NO CERTAINTY THAT AN OFFER WILL BE MADE

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

FOR IMMEDIATE RELEASE

Update on BHP’s offer for Anglo American

On 22 May 2024, BHP Group Ltd (BHP) announced a revised proposal for a combination with Anglo American plc (Anglo American) and the Board of Anglo American announced an extension to the deadline for BHP to make an offer for Anglo American to 29 May 2024 (Deadline).

BHP welcomed the extension as it provided the opportunity to engage with Anglo American about its concerns regarding BHP’s proposal. Since the extension to the deadline, BHP has continued to work extensively to address those matters. This has included several engagements with Anglo American and its advisers.

BHP’s response to Anglo American

BHP has proposed a range of socioeconomic measures intended to address Anglo American’s concerns regarding our proposed transaction structure

BHP is confident that the measures it has proposed to the Board of Anglo American provide a viable pathway to resolve the matters raised by Anglo American and would support South African regulatory approvals. BHP has considered market precedent transactions and believes that the risks are quantifiable and manageable. BHP has already factored the costs associated with these risks into the offer ratio of its proposal.

BHP believes that these proposed measures would provide greater economic benefits to South Africa than Anglo American’s Accelerating Value Delivery plan, mitigate perceived value and completion uncertainty and ensure that any costs are not borne disproportionately by Anglo American shareholders.

BHP has indicated that it would also be willing to discuss an appropriate reverse break fee, payable by BHP, on failure to achieve the necessary anti-trust and regulatory approvals, including in South Africa.

Socio-economic initiatives in South Africa

BHP’s proposal comprises an all-share offer for Anglo American subject to the pro-rata distribution by Anglo American of its entire shareholdings in Anglo Platinum and Kumba Iron Ore to Anglo American shareholders immediately before completion of the scheme of arrangement. Anglo Platinum and Kumba Iron Ore would continue to be listed in South Africa on the Johannesburg Stock Exchange (JSE). BHP intends to maintain its listing on the JSE and is expected to achieve a JSE index weighting of approximately 5% on completion.

BHP continues to believe that there would be clear benefits to the South African government, economy and communities from Anglo Platinum and Kumba Iron Ore becoming major standalone entities listed on the JSE with significant increased JSE index weightings. Anglo Platinum and Kumba Iron Ore would be independently run by established South African-based management teams. As self-governed companies, Anglo Platinum and Kumba Iron Ore would be better placed to reinvest cash flow and capital directly into South Africa.

As part of its increased presence in South Africa, BHP intends to continue and build on Anglo American’s legacy of social investment and value creation in South Africa including by:

•	if required to secure regulatory approvals, BHP sharing in the costs of increased South African employee ownership of the listed South African businesses;

•	establishing a Mining Centre of Excellence to support R&D, training and promotion of South Africa as a premier mining destination;

•

maintaining current employment levels at Anglo American’s Johannesburg office to provide ongoing support to the South African assets to be acquired and other assets in the combined group, as well as to Anglo Platinum and Kumba as a third party service provider;

•	maintaining funding for Anglo American’s charitable commitments in South Africa at the current level;

•	supporting local South African procurement and engagement across mining industry sectors and regions;

•	ensuring continued access for South African investors through the listing of BHP on the Johannesburg Stock Exchange; and

•	maintaining Anglo American’s existing South African Reserve Bank (SARB) and National Treasury undertakings, to the maximum extent practicable.

These proposed measures are expected to be maintained for a period of at least three years.

BHP believes that its proposal will contribute to South Africa and allow the benefits of South African mining to be shared with more South African stakeholders.

Next steps

BHP believes that the proposed measures it has put forward provide substantial risk protection for Anglo American shareholders and supplement the significant value uplift that Anglo American shareholders will receive from the potential combination. BHP believes a further extension of the Deadline is required to allow for further engagement on its proposal.

This announcement does not amount to a firm intention to make an offer and there can be no certainty that an offer will be made. There is no certainty that any form of agreement or transaction will be reached or concluded. Nothing in this announcement constitutes or intended to constitute a post-offer undertaking for the purposes of Rule 19.5 of the UK Code.

This announcement is being made by BHP without prior agreement or approval of Anglo American.

Authorised for release by Stefanie Wilkinson, Group Company Secretary.

Important Notices

Barclays Bank PLC, acting through its Investment Bank (Barclays), which is authorised by the Prudential Regulation Authority and regulated in the United Kingdom by the Financial Conduct Authority and the Prudential Regulation Authority, is acting exclusively for BHP and no one else in connection with the subject matter of this announcement and will not be responsible to anyone other than BHP for providing the protections afforded to clients of Barclays nor for providing advice in relation to the subject matter of this announcement.

UBS AG London Branch is authorised and regulated by the Financial Market Supervisory Authority in Switzerland. It is authorised by the Prudential Regulation Authority (the PRA) and subject to regulation by the FCA and limited regulation by the PRA in the United Kingdom. UBS AG London Branch and UBS AG Australia Branch (together, UBS) provided financial advice to BHP and no one else in connection with the process or contents of this announcement. In connection with such matters, UBS will not regard any other person as its client, nor will it be responsible to any other person for providing the protections afforded to its clients or for providing advice in relation to the process, contents of this announcement or any other matter referred to herein.

Lazard & Co., Limited (Lazard), which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively as financial adviser to BHP and no one else in connection with the subject matter of this announcement and will not be responsible to anyone other than BHP for providing the protections afforded to clients of Lazard nor for providing advice in relation to the subject matter or any other matters referred to in this announcement. Neither Lazard nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this announcement, any statement contained herein or otherwise.

Publication on a website

In accordance with Rule 26.1 of the Code, a copy of this announcement will be available at https://www.bhp.com promptly and in any event by no later than 12 noon (UK time) on the business day following this announcement. The content of the website referred to in this announcement is not incorporated into and does not form part of this announcement.

Disclosure requirements of the UK Takeover Code

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3. Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Contacts

Media media.relations@bhp.com	Investor Relations investor.relations@bhp.com

Australia and Asia Gabrielle Notley +61 411 071 715	Australia and Asia John-Paul Santamaria +61 499 006 018

Europe, Middle East and Africa Neil Burrows +44 7786 661 683	Europe, Middle East and Africa James Bell +44 7961 636 432

Americas Megan Hjulfors +1 (403) 605-2314 Renata Fernandaz +56 9 8229 5357	Americas Monica Nettleton +1 (416) 518-6293

UBS (Joint Lead Financial Adviser to BHP) David Roberts Sandip Dhillon Calvin O’Shaughnessy Campbell Stewart	+44 20 7567 8000 / +61 2 9324 3100

Barclays (Joint Lead Financial Adviser to BHP) Philip Lindop Adrian Beidas Bruce Hart Akshay Majithia	+44 20 7623 2323 / +27 (0) 10 0051303

Lazard (Financial Adviser to BHP) Cyrus Kapadia Spiro Youakim Gustavo Plenge	+44 20 7187 2000

BHP Group Limited ABN 49 004 028 07 LEI WZE1WSENV6JSZFK0JC28 Registered in Australia Level 18, 171 Collins Street Melbourne Victoria 3000 Australia Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: May 29, 2024	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary